Exhibit 99.6
FORM OF BENEFICIAL OWNER ELECTION
     The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the offering of shares of Common Stock of Intelligent Systems Corporation (the “Company”).
     With respect to any instructions to exercise (or not to exercise) Rights, the undersigned acknowledges that this form must be completed and returned such that it will actually be received by you by 5:00 p.m., Eastern Daylight Time, on June 19, 2009, the last business day prior to the scheduled expiration date of the Rights Offering of June 22, 2009 (which may be extended by the Company in its sole discretion).
     This will instruct you whether to exercise Rights to purchase shares of the Company’s Common Stock distributed with respect to the shares of the Company’s Common Stock held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Prospectus and the related “Instructions for Use of Intelligent Systems Corporation Subscription Rights Certificates.”
Box 1. ☐ Please DO NOT EXERCISE RIGHTS for shares of Common Stock.
Box 2. ☐ Please EXERCISE RIGHTS for shares of Common Stock as set forth below.
     The number of Rights for which the undersigned gives instructions for exercise under the Basic Subscription Privilege should not exceed the number of Rights that the undersigned is entitled to exercise.

	Number		Per Share
	of Shares of Common		Subscription
	Stock Subscribed For		Price	Payment
Basic Subscription Privilege:		x	$0.70=	$	(Line 1)
Over-Subscription Privilege:		x	$0.70=	$	(Line 2)
Total Payment Required:				$	(Line 3; sum of Lines 1 and 2)

Line 3 must equal total of amounts in Boxes 3 and 4 below.
Box 3. ☐ Payment in the following amount is enclosed $________________.

Box 4. ☐	Please deduct payment of $ from the following account maintained by you as follows:

Type of Account	Account No.

Amount to be deducted: $

Date: , 2009
Signature(s)

Please type or print name(s) below: